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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16
                    UNDER THE SECURITIES EXCHANGE ACT OF 1934

                           For the month of March 2001


                      EXFO ELECTRO-OPTICAL ENGINEERING INC.
                 (Translation of registrant's name into English)

                465 GODIN AVENUE, VANIER, QUEBEC, CANADA G1M 3G7
                    (Address of principal executive offices)


Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.


                       Form 20-F ___X___ Form 40-F ______


Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                             Yes _______ No ___X___


If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-______.
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On March 15, 2001, EXFO Electro-Optical Engineering Inc., a Canadian
corporation, announced that it has completed its previously announced acquisition of EFOS Inc. This report on Form 6-K sets forth the news release issued on March 15, 2001 relating to EXFO's announcement and certain information relating to the transaction.
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EXFO LOGO                                                 FOR IMMEDIATE RELEASE

EXFO COMPLETES ACQUISITION OF EFOS INC.


QUEBEC CITY, CANADA, March 15, 2001--EXFO Electro-Optical Engineering Inc. (NASDAQ: EXFO, TSE: EXF) announced today that it has completed its previously announced acquisition of EFOS Inc. for 3.7 million subordinate voting shares and US$25 million in cash.

EFOS, which will operate as a wholly owned subsidiary at its current facility in Toronto, is a leader in precision light-based adhesive spot curing technologies as well as curing process control for the global optical component manufacturing market. EFOS' products deliver precise doses of the appropriate spectral light onto photosensitive and heat-cured adhesives to significantly reduce bonding time and increase repeatability in optical component manufacturing.

This acquisition enables EXFO to move one step closer to providing optical component manufacturers with an extensive line of automated manufacturing solutions.

"In the manufacturing of passive and active optical components, extremely precise alignments are required to achieve the tight channel spacing and other optical parameters," said Germain Lamonde, Chairman, President and CEO of EXFO. "Maintaining these levels of mechanical accuracy and stability over time, under extreme conditions, requires an advanced bonding solution.

"As a result, EFOS provides us with a key piece of the puzzle to offering automated solutions to manufacturers of optical components."

The deal is expected to be neutral in fiscal 2001 on a net earnings per share basis, excluding amortization of intangible assets and goodwill related to acquisitions, and taking into account five-plus months of EFOS' operations during EXFO's fiscal year ending August 31, 2001. In fiscal 2002, it is expected to be slightly accretive on a net earnings per share basis.

ABOUT EXFO

EXFO, which derives its name from expertise in fiber optics, is a leading designer and manufacturer of fiber-optic test, measurement and monitoring instruments for the telecommunications industry. It markets products under two brand names: EXFO and Burleigh Instruments.

EXFO and its subsidiaries develop products mainly for two markets. The Portable and Monitoring Division provides solutions primarily to telecommunications carriers, cable television companies, public utilities, private network operators as well as third-party installers and equipment rental companies. The Industrial and Scientific Division as well as Burleigh Instruments design an extensive line of high-performance instruments and automated test systems for manufacturers of optical components, value-added optical modules and optical networking systems as well as for research and development markets.
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This news release may contain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. Forward-looking statements are statements other than historical information or statements of current condition. These statements may appear in a number of places in this news release and include statements concerning our intent, belief, or current expectations regarding future events. Forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and actual results may differ materially from those in the forward-looking statements as a result of various factors which are beyond the control of EXFO, including retention of qualified personnel, revenue synergies, demand for testing and measurement instruments and precision positioning instruments. Although we believe that the expectations reflected in the forward-looking statements are reasonable based on information currently available to us, we cannot assure you that the expectations will prove to have been correct. Accordingly, you should not place undue reliance on these forward-looking statements. In any event, these statements speak only as of the date of this news release. We undertake no obligation to revise or update any of them to reflect events or circumstances after the date of this news release, or to reflect new information or the occurrence of unanticipated events. Readers are referred to our Annual Report on Form 20-F and our other filings with the U.S. Securities and Exchange Commission and the Canadian securities commissions for a discussion of the other factors that may affect our future performance and other important risk factors concerning us and our operations.

                                      -30-


FOR MORE INFORMATION:

Mike Lamanna                                       Maryse Imbeault
Manager, Investor Relations                        Director, Communications
(418) 683-0211                                     (418) 683-0211
MICHAEL.LAMANNA@EXFO.COM                           MARYSE.IMBEAULT@EXFO.COM

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                                   SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                               EXFO ELECTRO-OPTICAL ENGINEERING INC.

                               By: /S/ KIMBERLEY OKELL
                                   Name: Kimberley Okell
                                   Title: Legal Counsel and Corporate Secretary


Date:  March 16, 2001